Mail Stop 4561

May 10, 2007

Michael Ciavarella
648 Finch Avenue East, Suite 2
Toronto, Ontario M2K 2E6

      Re: Empire Global Corp.
              Form 8-K/A
              Filed May 9, 2007
              File No. 000-50045

Dear Mr. Ciaveralla:

      We have reviewed your response letter dated April 4, 2007 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.**

Form 8-K

1.   The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

2.   Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

*   *   *   *

      Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant